UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedules as of and for the
Year Ended December 31, 2015, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS 401(k) Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2015, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 28, 2016

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
(In thousands)

	2015	2014
ASSETS:
Participant-directed investments — at fair value (Note 3)	$6,766,033	$7,003,599
Receivables:
Notes receivable from participants	39,612	38,812
Participant contributions	1,783	—
Employer contributions	26,255	23,966
Investment income	184	206
Total receivables	67,834	62,984

Total assets	6,833,867	7,066,583
LIABILITIES:
Accounts payable	2,648	1,093
Total liabilities	2,648	1,093

NET ASSETS AVAILABLE FOR BENEFITS	$6,831,219	$7,065,490
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(In thousands)

	2015	2014

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$7,065,490	$6,567,095
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	299,795	278,551
Employer contributions (Note 1)	98,921	91,075
Participant rollovers	5,640	3,746
Interest and dividend income	42,448	39,292
Total additions	446,804	412,664

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(397,984)	(349,267)
Administrative expenses (Note 2)	(7,510)	(5,097)
Total deductions	(405,494)	(354,364)

OTHER CHANGES IN NET ASSETS — Net (depreciation) appreciation in fair
value of investments	(275,581)	440,095

NET (DECREASE) INCREASE IN PLAN ASSETS	(234,271)	498,395

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$6,831,219	$7,065,490

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2015 Internal Revenue Service (IRS) yearly limit of $18,000, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC). The plan also allows for contributions to be made on an after-tax basis.
Employer Contributions - For employees hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees UPS makes matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 2% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, UPS makes matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation (excludes employees of UPS Freight). For UPS Freight employees UPS makes matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
All matching contributions are made directly in UPS class A common stock. Employer contributions were $98.921 and $91.075 million for 2015 and 2014, respectively.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis of a Management Incentive Program (MIP)/International Management Incentive Program (IMIP) cash award. MIP/IMIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of discretionary day pay.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), eligible compensation attributable to the Sales Incentive Program (SIP) bonus program.

•	Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $6,000 for 2015. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and related investment gains and losses. Withdrawals and administrative expenses are deducted from the participant's account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.
Notes Receivable from Participants - The Plan provides for loans in cases of hardship or residential loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 10.50% as of December 31, 2015. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. State Street Global Services serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of UPS Class A common stock held by the Plan at December 31, 2015 and 2014, is equal to the price of a share of UPS Class B common stock as reported by the New York Stock Exchange as the Class A common stock is readily convertible on a 1:1 basis to Class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2015.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
New Accounting Standards - The accounting standards initially adopted in 2015 are described below.
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan is required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Part I and Part III are not applicable to the Plan. Part II is reflected in the notes to the financial statements. Certain historical disclosures that are no longer required were removed. There are no effects on the statements of net assets available for plan benefits or the changes therein.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services were made available as an option for plan participants seeking professional investment advice within their plan accounts in May 2014. Personal advisor fees of the Plan are paid by the Plan as provided in the Plan document. Administrative fees for 2015 and 2014 were as follows (in thousands):

	2015	2014
Investment advisory and management fees	$1,498	$1,439
Plan administrator fees	3,663	3,281
Personal advisor fees	$2,349	$377
Total administrative expenses	$7,510	$5,097

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2015 and 2014, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014 (in thousands):

	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$225,908	$—	$—	$225,908
Mutual funds	41,157	—	—	41,157
Interest-bearing cash	1,765	—	—	1,765
Common and collective trusts:
Equity funds	—	3,130,484	—	3,130,484
Fixed-income funds	—	522,789	—	522,789
Lifestyle funds	—	886,573	—	886,573
Multi-asset funds	—	315,570	—	315,570
U.S. government securities	—	311,524	—	311,524
UPS Stock Fund	1,330,263	—	—	1,330,263
Total investments — at fair value	$1,599,093	$5,166,940	$—	$6,766,033

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$219,510	$—	$—	$219,510
Mutual funds	44,457	—	—	44,457
Interest-bearing cash	1,141	—	—	1,141
Common and collective trusts:
Equity funds	—	3,171,280	—	3,171,280
Fixed-income funds	—	447,015	—	447,015
Lifestyle funds	—	905,344	—	905,344
Multi-asset funds	—	354,226	—	354,226
U.S. government securities	—	321,214	—	321,214
UPS Stock Fund	1,539,412	—	—	1,539,412
Total investments — at fair value	$1,804,520	$5,199,079	$—	$7,003,599
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

Units of the collective trust funds are valued at the net asset value of their underlying investments. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	INVESTMENTS

During 2015 and 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) / appreciated in value as follows (in thousands):

	2015	2014

Self-managed accounts	$(14,106)	$16,507

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	1,561	10,939
State Street Bank & Trust Global Equity ex U.S. Index Fund	(1,243)	(1,180)
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	(193)	1,135
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	(261)	617
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	57	1,821
State Street Bank & Trust U.S. High Yield Bond Index Fund	(665)	240
State Street Bank & Trust World ex U.S. Index Fund	(14,796)	(15,330)
State Street Bank & Trust Russell 2000 Fund Series A	(18,057)	20,769
State Street Bank & Trust Standard & Poor’s Midcap Fund	(15,286)	62,167
State Street Bank & Trust Passive Intermediate Bond Market Fund	990	2,691
State Street Bank & Trust SSGA Age Based Income Fund	(1,009)	2,038
State Street Bank & Trust SSGA Age Based 2010 Fund	211	561
State Street Bank & Trust SSGA Age Based 2015 Fund	(1,418)	7,073
State Street Bank & Trust SSGA Age Based 2020 Fund	(1,618)	3,837
State Street Bank & Trust SSGA Age Based 2025 Fund	(4,188)	12,145
State Street Bank & Trust SSGA Age Based 2030 Fund	(1,065)	2,680
State Street Bank & Trust SSGA Age Based 2035 Fund	(3,815)	11,625
State Street Bank & Trust SSGA Age Based 2040 Fund	(1,203)	2,371
State Street Bank & Trust SSGA Age Based 2045 Fund	(2,205)	4,468
State Street Bank & Trust SSGA Age Based 2050 Fund	(1,155)	1,714
State Street Bank & Trust SSGA Age Based 2055 Fund	(461)	563
State Street Bank & Trust SSGA Age Based 2060 Fund	(25)	**
State Street Bank & Trust Emerging Markets Index Fund	(13,232)	(4,053)
State Street Bank & Trust U.S. Diversified Bond Fund	1,734	10,220
BlackRock Equity Index Fund F	24,088	196,361
BlackRock Short Term Bond Index Fund	2,222	2,728
BlackRock UPS Strategic Completion Non-Lendable Fund F	(4,703)	1,954
Total common and collective trusts	(55,735)	340,154

UPS Stock Fund	(205,740)	83,434

Net (depreciation) appreciation in fair value of investments	$(275,581)	$440,095
** Investment does not have (depreciation) / appreciation value for respective year

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated July 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The IRS audit for the 2009 Plan year was closed February 11, 2015, and there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street Global Services, Voya, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.663 and $3.281 million for the years ended December 31, 2015 and 2014, respectively. Fees paid by the Plan for investment management services were $1.498 and $1.439 million for the years ended December 31, 2015 and 2014, respectively. Fees paid by the Plan for personal advisor services were $2.349 and $0.377 million for the years ended December 31, 2015 and 2014, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2015 and 2014, the Plan held 13,823,786 and 13,847,383 shares of common stock of the Company with a fair value of $1.330 and $1.539 billion and a cost basis of $1.022 and $0.958 billion, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income on UPS common stock of $40.502 million and $38.477 million, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015 and 2014, is as follows (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$6,831,219	$7,065,490
Adjustment for deemed distributions from participant loans	(1,092)	(1,006)
Net assets available for benefits per Form 5500	$6,830,127	$7,064,484

Net (decrease) increase in plan assets per the financial statements	$(234,271)	$498,395
Adjustment for deemed distribution income from participant loans	(86)	(19)
Total income per Form 5500	$(234,357)	$498,376

8.	SUBSEQUENT EVENT

The UPS Retirement Plan (a defined benefit pension plan also sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Plan sponsor intends to amend the Plan in 2016 so that employees who previously would have been eligible for participation in the UPS Retirement Plan will, in addition to current benefits under the Plan, begin receiving a UPS Retirement Contribution (as defined below). For employees eligible to receive the Retirement Contribution, UPS will contribute 3% to 8% of eligible pay to the Plan based on years of vesting service and business unit. Contributions will be made annually in cash to the accounts of participants who are employed on December 31 of each calendar year and become vested after the employee reaches three complete years of service. We do not believe this proposed plan amendment has a material effect on the Plan’s statement of net assets available for benefits, statement of changes in net assets available for benefits, or the related disclosures in the financial statements.

SUPPLEMENTAL SCHEDULES

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	1,765,094	shares	**	$1,765,094
*	State Street Bank Money Market Fund Government Short Term Investment Fund	145,237,209	shares	**	145,237,209
	Total short-term investments				147,002,303

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	171,666	units	**	81,039,446
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,551,775	units	**	25,122,227
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	197,037	units	**	11,095,939
*	State Street Bank & Trust Passive Intermediate Bond Market Fund	1,563,436	units	**	84,667,890
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	1,218,227	units	**	17,877,478
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	751,863	units	**	12,974,904
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	889,050	units	**	12,512,490
*	State Street Bank & Trust World ex U.S. Index Fund	34,617,597	units	**	382,420,596
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	11,878,293	units	**	666,609,821
*	State Street Bank & Trust Russell 2000 Fund Series A	9,704,681	units	**	414,574,258
*	State Street Bank & Trust SSGA Aged Based Income Fund	3,968,068	units	**	64,612,049
*	State Street Bank & Trust SSGA Aged Based 2015 Fund	6,618,377	units	**	109,613,559
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	4,325,542	units	**	82,769,239
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	11,904,123	units	**	207,131,745
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	2,727,466	units	**	53,717,446
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	10,778,059	units	**	185,113,160
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	2,364,614	units	**	46,970,696
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	4,670,663	units	**	81,596,474
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	2,764,407	units	**	39,304,339
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	1,002,725	units	**	14,186,557
*	State Street Bank & Trust SSGA Aged Based 2060 Fund	164,080	units	**	1,557,939
*	State Street Bank & Trust Emerging Markets Index Fund	3,076,303	units	**	67,478,696
*	State Street Bank & Trust U.S. Diversified Bond Fund	36,812,728	units	**	377,551,337
*	BlackRock Equity Index Fund F	43,929,982	units	**	1,607,954,289
*	BlackRock Short Term Bond Index Fund	29,741,464	units	**	311,523,994
*	BlackRock UPS Strategic Completion Fund	6,322,009	units	**	61,726,204
	Total common and collective trust investments				5,021,702,772

*	United Parcel Service, Inc.	13,823,786 shares of Class A Common Stock		**	1,330,262,954

	Investments in self-managed accounts			**	267,064,663

	Total investments at fair value				$6,766,032,692
*	Various notes receivable from participants	Interest rates between 4.00% – 10.50% and maturities ranging up to 15 years		**	39,611,961
	Total notes receivable from participants and investments at fair value				$6,805,644,653

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
AS OF DECEMBER 31, 2015

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Single Transactions:
BlackRock	BlackRock Institutional Trust 1 3 Year Gov/Credit Bond Index Mutual Fund Fixed Income Investment Income	$—	$302,239,335	$302,239,335	$302,239,335	$—
BlackRock	BlackRock Institutional Trust Equity Index Non Lendable Fund F Equity Index Fund Investment Fund	$—	$999,974,039	$999,974,039	$999,974,039	$—
State Street	State Street Bank 1 3 Year Gov/Credit Bond Index Mutual Fund Fixed Income Investment Fund	$302,239,335	$—	$—	$302,239,335	$—
State Street	State Street Bank Equity Index Non Lendable Fund F Equity Index Fund Investment Fund	$999,974,039	$—	$—	$99,974,039	$—

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series Transactions:
BlackRock	BlackRock Institutional Trust 1 3 Year Gov/Credit Bond Index Mutual Fund Fixed Income Investment Income	$23,343,328	$335,269,059	$334,034,046	$358,612,387	$1,235,013
BlackRock	BlackRock Institutional Trust Equity Index Non Lendable Fund F Equity Index Fund Investment Fund	$56,953,859	$1,130,186,320	$1,080,653,389	$1,187,140,179	$49,532,931
State Street	State Street Bank 1 3 Year Gov/Credit Bond Index Mutual Fund Fixed Income Investment Fund	$308,967,081	$8,953,146	$8,611,885	$317,920,227	$341,261
State Street	State Street Bank Equity Index Non Lendable Fund F Equity Index Fund Investment Fund	$1,023,015,151	$17,031,334	$10,625,741	$1,040,046,485	$6,405,593

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 28, 2016	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.